Exhibit 21.1

SUBSIDIARIES OF IP STRATEGY HOLDINGS, INC.

Subsidiaries	Place of Incorporation
Heritage Distilling Company, Inc.	Washington
IP Strategy, LLC	Nevada
Thinking Tree Spirits, Inc.	Oregon